20004435

SEC Mail Processing Section
FEB 2 0 2020
Washington DC
412

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50032

8-26145

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL Hill Group INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

43 RAINEY STREET PH 3201
(No. and Street)

AUSTIN (City) TEXAS (State) 78701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIGGS + VESELKA
(Name – *if individual, state last, first, middle name*)

901 S. MOPAC EXPY BLDG II (Address) AUSTIN (City) TEXAS (State) 78746 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EV.

RMS

OATH OR AFFIRMATION

I, GARY SPIRER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL HILL GROUP, as of February 5, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gary Spirer
Signature

President
Title

Davin Epperson
Notary Public

DAVIN EPPERSON
Notary ID #125110404
My Commission Expires
July 26, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Capital Hill Group, Inc.
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Hill Group, Inc. as of December 31, 2019, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital Hill Group, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital Hill Group, Inc.'s management. Our responsibility is to express an opinion on Capital Hill Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital Hill Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Capital Hill Group, Inc.'s financial statements. The supplemental information is the responsibility of Capital Hill Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

To the Board of Directors and Shareholder of
Capital Hill Group, Inc.
Re: Report of Independent Registered Public Accounting Firm

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Briggs & Veselka Co.

Briggs & Veselka Co.
Austin, Texas

We have served as Capital Hill Group, Inc.'s auditor since 2018.

February 5, 2020

CAPITAL HILL GROUP, INC.
Statement of Financial Condition
December 31, 2019

Assets:		
Cash and cash equivalents	$	8,810
Due from affiliate		153,837
Other assets		-
Total Assets	$	162,647
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	-
Total liabilities		-
Stockholder's equity:		
Common stock, 100 shares authorized with $10.00 par value, 100 issued and outstanding		1,000
Additional paid-in capital		278,976
Accumulated deficit		(117,329)
Total stockholder's equity		162,647
Total liabilities and stockholder's equity	$	162,647

See notes to the financial statements and report of independent registered public accounting firm.

CAPITAL HILL GROUP, INC.

Statement of Operations

For the Year Ended December 31, 2019

Interest income	$	-
Operating expenses:		
Other Expenses		14,057
Regulatory fees		1,650
Total operating expenses		15,707
Net loss	$	(15,707)

See notes to the financial statements and report of independent registered public accounting firm.

CAPITAL HILL GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Shares		Capital Stock		Additional Paid-in Capital		Accumulated Deficit		Total
Balance at December 31, 2017	100	$	1,000	$	278,976	$	(101,622)	$	178,354
Net loss	-		-		-		(15,707)		(15,707)
Balance at December 31, 2018	100	$	1,000	$	278,976	$	(117,329)	$	162,647

See notes to the financial statements and report of independent registered public accounting firm.

CAPITAL HILL GROUP, INC.

Statement of Cash Flows

For the Year Ended December 31, 2019

Cash flows from operating activities:		
Net loss	$	(15,707)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in due from affiliate		15,763
Increase in other assets		2,164
Increase in accounts payable and accrued expenses		(4,000)
Net Decrease in cash		(1,780)
Cash and cash equivalents at beginning of year		10,590
Cash and cash equivalents at end of year	$	8,810
Supplemental disclosures of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

See notes to the financial statements and report of independent registered public accounting firm.

Note 1 - Nature of Business

Capital Hill Group, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company is a limited purpose broker dealer and is primarily engaged in the business of executing transactions relating to underwritings, real estate, oil and gas syndications, limited partnership offerings and other fee based investment advisory services. No revenue transactions were entered into during the year ended December 31, 2019.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash and Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accrued expenses. The Company did not have cash balances in excess of federally insured limits as of December 31, 2019.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Note 2 - Significant Accounting Policies (continued)

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes
The Company, with the consent of its shareholder, has elected to be an S corporation and has elected to treat the Company as a qualified subchapter S subsidiary under the Internal Revenue Code and similar state law. Instead of paying corporate income taxes, the stockholder is taxed individually on the Company's taxable income. Therefore, no provision or liabilities for federal income taxes has been made. The Company is liable in three state jurisdictions for either income or franchise taxes.

The Company uses a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company does not have any significant uncertain tax positions.

Management Review
The Company has evaluated subsequent events through February 5, 2020 the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Related Party Transactions

The due from affiliate amount of $153,837 represents amounts owed to the Company by G.S. Equities, Inc., a corporation wholly owned by the shareholder of the Company.

Note 4 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital and net capital requirements of $8,810 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

CAPITAL HILL GROUP, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended Decefmber 31, 2019

Total stockholder's equity qualified for net capital	$	162,647
Deductions and/or charges		
Non-allowable assets:		
Due from Affiliate and FINRA		153,837
Total deductions and/or charges		153,837
Net capital before haircuts on securities		8,810
Haircuts on securities		-
Net capital	$	8,810
Aggregate indebtedness		
Accounts payable and accrued expenses	$	-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	3,810
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	2,810
Ratio of aggregate indebtedness to net capital		0 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2019 as reported by Capital Hill Group, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and report of independent registered public accounting firm.

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Capital Hill Group, Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Capital Hill Group, Inc. Exemption Report, in which (1) Capital Hill Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Capital Hill Group, Inc. stated that Capital Hill Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Capital Hill Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Hill Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Briggs & Veselka Co.

Briggs & Veselka Co.
Austin, Texas

February 5, 2020

THE AUSTIN OFFICE 512.480.8182 Tel. ▪ 512.498.0813 Fax
901 S. Mopac Expressway, Building II, Suite 450 ▪ Austin, Texas 78746 ▪ www.bvccpa.com

Capital Hill Group, Inc.
43 Rainey Street, Suite 3201
Austin, TX 78701

Assertions Regarding Exemption Provisions

Capital Hill Group, Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year for the period of January 1, 2019 through December 31, 2019 without exception.

Gary Spirer

Gary Spirer, President

February 5, 2020